TODD SHIPYARDS CORPORATION

ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR

SEPTEMBER 27, 2009

VIA FACSIMILE	CONTACT: HILARY PICKEREL
TOTAL PAGES - 3	SHAREHOLDER RELATIONS
(206) 623-1635 Ext. 106

SEATTLE, WASHINGTON...November 5, 2009...Todd Shipyards Corporation (NYSE:TOD) announced financial results for the second quarter ended September 27, 2009. For the quarter, we reported net income of $2.1 million or $0.36 per diluted share on revenue of $49.6 million. For the prior year second quarter ended September 28, 2008, we reported net income of $1.9 million or $0.32 per diluted share on revenue of $28.6 million.

Our second quarter revenue of $49.6 million reflects an increase of $20.9 million or 73% from the same period last fiscal year. The quarter to quarter increase largely results from higher volumes of ship repair and new construction activity for federal and Washington State Government customers.

For the quarter ended September 27, 2009, we reported operating income of $2.8 million. In the prior year quarter ended September 28, 2008, we reported operating income of $1.6 million. The increase in operating income in the second quarter of fiscal 2010 versus the second quarter of the prior year primarily results from the changes in revenue noted above.

We reported investment and other income of $0.3 million and $1.2 million for the quarters ended September 27, 2009 and September 28, 2008, respectively. The decrease in investment and other income is due primarily to the completion of contracts to lease certain facilities and provide related services to Kiewit-General in connection with their construction of the Hood Canal Floating Bridge.

For the second quarter ended September 27, 2009, we reported income before income taxes of $3.1 million and recorded $1.1 million of federal income tax expense, resulting in net income for the period of $2.1 million. For the prior year second quarter ended September 28, 2008, we reported net income before income taxes of $2.8 million and recorded federal income tax expense of $0.9 million, resulting in net income for the period of $1.9 million.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended September 27, 2009 and September 28, 2008
(in thousands of dollars, except per share data)

	Three Months Ended		Six Months Ended
	09/27/09	09/28/08	09/27/09	09/28/08

Revenues	$ 49,571	$ 28,622	$ 84,206	$ 46,814
Operating expenses:
Cost of revenue	37,092	19,691	61,880	33,086
Administrative and manufacturing overhead	9,657	7,383	17,753	15,143
Other insurance settlements	(8)	(30)	(38)	(44)
Total operating expenses	46,741	27,044	79,595	48,185
Operating income/(loss)	2,830	1,578	4,611	(1,371)
Investment and other income	254	1,217	779	2,171
Income before income tax expense	3,138	2,796	5,444	801
Income tax expense	(1,069)	(936)	(1,853)	(268)
Net income	$ 2,069	$ 1,860	$ 3,591	$ 533

Net income per common share
Diluted	$ 0.36	$ 0.32	$ 0.62	$ 0.09
Weighted average shares outstanding
Diluted	5,790	5,777	5,785	5,776

A copy of our financial statements for the quarter ended September 27, 2009 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
September 27, 2009 and March 29, 2009
(in thousands of dollars)

	09/27/09	03/29/09

ASSETS
Cash and cash equivalents	$ 3,963	$ 4,551
Securities available-for-sale	18,114	19,003
Accounts receivable
U.S. Government	11,872	5,035
Other, net	5,668	8,878
Costs and estimated profits in excess of billings on incomplete contracts	20,735	12,326
Inventory	1,496	1,523
Insurance receivable	382	382
Other current assets	2,535	3,457
Deferred taxes	458	66
Total current assets	65,223	55,221
Property, plant, and equipment, net	30,934	32,045
Restricted cash	4,347	3,807
Deferred pension assets	6,865	7,942
Insurance receivable	8,541	8,622
Intangible assets, net	1,706	1,859
Goodwill	1,109	1,109
Other long-term assets	914	3,635
Total assets	$ 119,639	$ 114,240

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accruals	$ 19,232	$ 13,403
Accrued payroll and related liabilities	2,649	2,142
Billings in excess of costs and estimated profits on incomplete contracts	7,891	8,619
Environmental and other reserves	382	382
Taxes payable other than income taxes	1,384	1,376
Income taxes payable	734	1,199
Total current liabilities	32,272	27,121
Environmental and other reserves	10,430	10,703
Accrued post retirement health benefits	6,959	8,701
Deferred taxes	1,071	1,171	(1)
Other non-current liabilities	1,674	2,413
Total liabilities	52,406	50,109
Stockholders' equity
Common stock $.01 par value, authorized 19,500,000 shares,
issued 11,828,305 shares at September 27, 2009 and March 29, 2009,
and outstanding 5,775,691 shares at September 27, 2009 and 5,766,071 shares at March 29, 2009	118	118
Paid-in capital	38,749	38,690
Retained earnings	83,068	80,056	(1)
Accumulated other comprehensive loss	(10,845)	(10,806)
Treasury stock (6,052,614 shares at September 27, 2009 and 6,062,234 shares at March 29, 2009)	(43,857)	(43,927)
Total stockholders' equity	67,233	64,131
Total liabilities and stockholders' equity	$ 119,639	$ 114,240

A copy of our financial statements for the quarter ended September 27, 2009 will be filed with the Securities & Exchange Commission as part of our quarterly report on Form 10-Q. Our Form 10-Q should be read in conjunction with this earnings report.

(1) Revised due to prior period corrections. See Note 12 of the Notes to Consolidated Financial Statements of our 10Q filed November 5, 2009.